UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Mesoblast Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

590717104

(CUSIP Number)

See Item 2(b) below

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

5 April 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590717104	13G	Page 1 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory George
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 98,244,788
	6.	SHARED VOTING POWER 58,769,449
	7.	SOLE DISPOSITIVE POWER 98,244,788
	8.	SHARED DISPOSITIVE POWER 58,769,449

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,014,237
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.80%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 590717104	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James George
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,500,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,500,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.31%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 590717104	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grant George
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.44%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 590717104	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G to the Fourth Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 50,269,449
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 50,269,449

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,269,449
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.42%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 590717104	13G	Page 5 of 8 Pages

Item 1.

(a) Name of Issuer

Mesoblast Limited

(b) Address of Issuer’s Principal Executive Offices

Level 38, 55 Collins Street, Melbourne 3000, Australia

Item 2.

(a) Name of Person Filing

Gregory George, James George, Grant George and G to the Fourth Investments, LLC (the “Reporting Persons”)

(b) Address of the Principal Office or, if none, residence:

The principal business office of the Reporting Persons is:

Gregory George

371 Channelside Walkway

PH 1702, Tampa

Florida, 33602

G to the Fourth Investments, LLC

831 Laca Street

Dayton

Nevada, 89403

James George

371 Channelside Walkway

PH 1702, Tampa

Florida, 33602

Grant George

371 Channelside Walkway

PH 1702, Tampa

Florida, 33602

(c) Citizenship:

Gregory George is a citizen of the Bahamas.

James George and Grant George are U.S. citizens.

G to the Fourth Investments, LLC, is organized in Nevada

(d) Title of Class of Securities

Ordinary Shares / American Depositary Receipts

(e) CUSIP Number

590717104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 590717104	13G	Page 6 of 8 Pages

Item 4. Ownership.

The ownership information below represents beneficial ownership of ordinary shares as represented by American Depositary Receipts by the Reporting Persons as of April 5, 2024, based upon 1,137,611,751 ordinary shares of the issuer outstanding as of April 5, 2024.

Gregory George is the sole beneficial owner of 98,244,788 ordinary shares, which include 6,830,602 ordinary shares underlying warrants and 36,500,000 ordinary shares held in the form of American Depositary Receipts (“ADRs”).

Gregory George is a manager of G to the Fourth Investments, LLC and has discretionary authority to vote and dispose of 50,269,449 ordinary shares held by G to the Fourth Investments, LLC. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George has discretionary authority to vote and dispose of 3,500,000 ordinary shares held in the form of ADRs by his son James George. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George has discretionary authority to vote and dispose of 5,000,000 ordinary shares held in the form of ADRs by his son Grant George. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George

a)	Amount beneficially owned: 157,014,237

b)	Percent of class: 13.80%

c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 98,244,788

ii.	Shared power to vote or to direct the vote: 58,769,449

iii.	Sole power to dispose or to direct the disposition of: 98,244,788

iv.	Shared power to dispose or to direct the disposition of: 58,769,449

James George

a)	Amount beneficially owned: 3,500,000

b)	Percent of class: 0.31%

c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 3,500,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 3,500,000

Grant George

a)	Amount beneficially owned: 5,000,000

b)	Percent of class: 0.44%

c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 5,000,000

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,000,000

CUSIP No. 590717104	13G	Page 7 of 8 Pages

G to the Fourth Investments, LLC

a)	Amount beneficially owned: 50,269,449

b)	Percent of class: 4.42%

c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 50,269,449

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 50,269,449

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 590717104	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2024	/s/ Gregory George
Signature

Gregory George
Name

April 9, 2024	/s/ James George
Signature

James George
Name

April 9, 2024	/s/ Grant George
Signature

Grant George
Name

April 9, 2024	/s/ Gregory George
Signature

G to the Fourth Investments, LLC

Gregory George
Name

Manager
Title